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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):
[_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q   [_] Form N-SAR

                       For Period Ended: March 31, 1996

     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION

           Seven-Up/RC Bottling Company of Southern California, Inc.
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                            Full Name of Registrant


                                     None
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                           Former Name if Applicable


                             3220 East 26th Street
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           Address of Principal Executive Office (Street and Number)


                           Vernon, California 90023
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                           City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)


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[x]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On May 13, 1995, two days prior to the due date for the subject report, the Registrant filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware. Because of the significant administrative and reporting burdens imposed in connection with the filing of the bankruptcy petition, the Registrant requires additional time to prepare its Quarterly Report of Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         David I. Brown                     (213) 268-7779
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              Name                    Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify reports(s).

                                                                [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes   [ ] No
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Consolidated net sales for the three months ended March 31, 1996 decreased to $74,005,000, from $89,059,000 for the three months ended March 31, 1995, or 16.9%. Net sales were negatively impacted by reduced direct-store-door case volume, reduced hot-fill contract packing sales and reduced sales of private label products. The company incurred an operating loss of $2,963,000 for the first quarter of 1996 compared to an operating profit of $857,000 for the first quarter of 1995. Included in the operating loss is $1,551,000 of restructuring charges. In part as a result of this operating loss, the company's net loss increased to $6,448,000 during the first quarter of 1996 compared to $4,828,000 in the first quarter of 1995, or 33.6%.

           Seven-Up/RC Bottling Company of Southern California, Inc.
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                  Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: May 15, 1996                    BY: __________________________________
                                          David I. Brown
                                          Chief Accounting Officer and Treasurer
                                          (Duly Authorized Officer)